SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November 2003
                                                    --------

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F _4_                   Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                Yes ___                         No ____


Enclosures:

1. Press release dated: November 26, 2003

OTE Group Reports Group Third Quarter 2003 Results Under US G.A.A.P.,
Part 1 of 2

    ATHENS, Greece--(BUSINESS WIRE)--Nov. 26, 2003--OTE Group
(NYSE:OTE) (ASE:HTO):

    --  Group Q3 EBITDA up 11.5% year on year boosted by:

        -- Improved margin in domestic fixed-line, chiefly due to lower payroll

        --  Continued strong performance in mobile

        --  RomTelecom delivery on transformation plan

    --  Containment of market share erosion in Greek fixed-line

    -- Nine-month Group EBITDA excluding RomTelecom in line with guidance

    --  Balance sheet strength maintained; debt maturity extended

    --  Broad-based working capital improvement project underway

    Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated results (prepared under US GAAP) for the quarter and nine months ended September 30, 2003.




       FINANCIAL HIGHLIGHTS FOR THE NINE MONTHS AND THREE MONTHS
    ENDED SEPTEMBER 30, 2003 AND 2002 IN ACCORDANCE WITH U.S. GAAP

EUR millions
 except per                          %                           %
 share data      Q3 03    Q3 02    Change    9M 03    9M 02   Change
------------------------ -------- --------- -------- -------- --------
Operating
 Revenues       1,289.3  1,129.2      14.2% 3,629.9  3,214.5     12.9%
------------------------ -------- --------- -------- -------- --------
Operating Income  272.4    271.9       0.2%   754.0    782.3     -3.6%
------------------------ -------- --------- -------- -------- --------
Pre-tax Income    260.5    285.9      -8.9%   721.2    747.6     -3.5%
------------------------ -------- --------- -------- -------- --------
Net Income        120.5    148.5     -18.9%   349.8    397.7    -12.0%
------------------------ -------- --------- -------- -------- --------
EBITDA            514.9    462.0      11.5% 1,438.8  1,298.9     10.8%
------------------------ -------- --------- -------- -------- --------
EBITDA Margin      39.9%    40.9%  -1.0 pp     39.6%    40.4% -0.8 pp
------------------------ -------- --------- -------- -------- --------
Basic EPS (EUR)  0.2458   0.3027     -18.8%  0.7135   0.8107    -12.1%
------------------------ -------- --------- -------- -------- --------
Cashflow
  from
 Operations       254.2    311.9     -18.5%   798.2    446.9     78.6%
------------------------ -------- --------- -------- -------- --------
CAPEX as % of
 Revenues          17.4%    29.4% -12.0 pp     18.6%    21.3% -2.7 pp
------------------------ -------- --------- -------- -------- --------


    1. CHAIRMAN'S STATEMENT

    Lefteris Antonacopoulos, Chairman and CEO, noted "I am pleased to report that we are continuing to make progress in a number of key strategic areas. In domestic fixed-line activities, we have been able to contain revenue erosion whenever we were allowed to compete effectively, and we are confident that a better understanding with the regulators will enable us to do so in the future. In the meantime, our headcount reduction initiatives are starting to have a positive impact on payroll. At RomTelecom, the restructuring plan is proceeding apace, and revenues should benefit from the recent round of tariff rebalancing. The performance of Cosmote and our international mobile operations remains highly satisfactory. Though much remains to be done, notably in our cost-cutting efforts, we are on track to meet our 2003 targets. I am encouraged by the progress we have made so far and believe that we have built the foundations for a solid rebound in 2004."

    2. GROUP OVERVIEW

    Strategy

    The key strategic priorities of the OTE Group are to defend profitable market share and support top-line growth, to rationalize its portfolio of activities and streamline the organization, while at the same time adapting its cost base in order to boost return and cash flow. OTE Group units operate in different business environments. Fixed-line activities in Greece and Romania face heightening competition from new entrants and mobile substitution; in this slow-growth environment, OTE and RomTelecom must implement stringent cost-reduction programs encompassing headcount reduction and other opex containment measures. Our mobile telephony units in Greece and particularly abroad operate in higher growth environments; for Cosmote in Greece, the priority is the successful launch of new ARPU enhancing services while the international mobile operations are focusing on the rapid development of their network. The implementation of OTE's strategy led to the following developments in the quarter:

    -- Fixed-line Greece: Containment of market share loss, notably thanks to the success of discount packages aimed at individual and business customers.

    -- Operating expenses: Excluding RomTelecom, which was not consolidated in the third quarter of 2002, Group Operating Expenses were virtually unchanged in the quarter, partly due to lower payroll in domestic fixed-line telephony.

    -- Mobile: Cosmofon (FYROM) launched commercial operations on July attracting over 50,000 customers. Cosmote pursued its strong financial performance while introducing ARPU enhancing products and services.

    -- Working Capital: OTE launched a Group-wide Working Capital improvement project with a targeted release of EUR35 million in 2003 and more that EUR150 million expected at the full implementation phase in 2004.

    -- Balance Sheet strengthening: OTE extended the maturity profile of its debt obligations.

    3. FINANCIAL HIGHLIGHTS

    Operating Revenues

    OTE's Operating Revenues increased by 14.2% in the three months ended September 30, 2003. This is attributed to the continued strong performance in mobile telephony and the consolidation of RomTelecom.

    OPERATING REVENUES IN ACCORDANCE WITH U.S. GAAP



EUR millions                              %                        %
                      Q3 03    Q3 02   Change   9M 03    9M 02  Change
----------------------------- -------- ------ -------- -------- ------
Domestic Telephony     606.0    518.0  +17.0% 1,753.8  1,585.4  +10.6%
----------------------------- -------- ------ -------- -------- ------
International
 Telephony             100.7    101.0   -0.3%   276.1    273.8   +0.8%
----------------------------- -------- ------ -------- -------- ------
Mobile telephony
 services              339.3    271.2  +25.1%   894.5    701.2  +27.6%
----------------------------- -------- ------ -------- -------- ------
Other                  243.3    239.0   +1.8%   705.5    654.1   +7.9%
----------------------------- -------- ------ -------- -------- ------
Total                1,289.3  1,129.2  +14.2% 3,629.9  3,214.5  +12.9%
----------------------------- -------- ------ -------- -------- ------


    Revenues from Domestic Telephony for the three months grew by 17.0% compared to Q3 2002. Revenues from Mobile Telephony grew 25.1%, while International Telephony remained stable. Other (New Business and Traditional Services) improved 1.8% compared to Q3 2002. The consolidation of RomTelecom as of March 2003 has impacted the composition of revenues, increasing the relative weight of the Domestic (Fixed) Telephony segment.

    Operating Expenses

    Payroll and Employee Benefits increased by 36.9% to EUR280.1 million in the third quarter of 2003. Of the total EUR75.5 million increase compared to the third quarter of 2002, approximately EUR64.0 million is attributable to the consolidation of RomTelecom.
    Payments to International Operators decreased by 15.8% to EUR44.7 million, reflecting the drop in international traffic. Payments to Mobile Operators increased by 1.4% to EUR164.6 million. These payments do not include payments to COSMOTE, but include payments from COSMOTE to other mobile operators.
    Depreciation and Amortization increased by 27.6%, from EUR190.1 million in the third quarter of 2002 to EUR242.5 million in the third quarter of 2003. This increase reflects the consolidation of RomTelecom, as well as significant infrastructure investments completed last year.
    Other Operating Expenses increased 16.1% to EUR284.1 million, primarily due to the consolidation of RomTelecom. Excluding RomTelecom, other operating expenses would have been down 3% in the quarter, underscoring the positive impact of the OTE Group's cost-containment initiatives.

    An analysis of Group Other Operating expenses follows:



EUR millions                                  %                    %
                             3Q 03  3Q 02  Change 9M 03  9M 02  Change
----------------------------------- ------ ------ ------ ------ ------
Advertising                   16.2   14.1  +14.9%  51.3   42.3  +21.3%
----------------------------------- ------ ------ ------ ------ ------
Commission to dealers         32.3   35.1   -8.0%  92.5   97.5   -5.1%
----------------------------------- ------ ------ ------ ------ ------
Cost of equipment             40.8   36.4  +12.1% 112.7  111.0   +1.5%
----------------------------------- ------ ------ ------ ------ ------
Provision for doubtful
 accounts                     21.3   21.1   +0.9%  64.3   61.6   +4.4%
----------------------------------- ------ ------ ------ ------ ------
Taxes other than income taxes  4.5   10.2  -55.9%  20.4   26.9  -24.2%
----------------------------------- ------ ------ ------ ------ ------
Cost of telecom materials     39.4   27.1  +45.4% 115.7   92.7  +24.8%
----------------------------------- ------ ------ ------ ------ ------
Other                        129.6  100.6  +28.8% 347.3  269.0  +29.1%
----------------------------------- ------ ------ ------ ------ ------
TOTAL                        284.1  244.6  +16.1% 804.2  701.0  +14.7%
----------------------------------- ------ ------ ------ ------ ------


    EBITDA

    For the third quarter of 2003, OTE's EBITDA, including RomTelecom, reached EUR514.9 million from EUR462.0 million in 2002, increasing by 11.5%. EBITDA margin stood at 39.9% as compared to 40.9% for the same period last year. The drop in EBITDA margin reflects lower margin at RomTelecom. Excluding RomTelecom, the Group EBITDA margin for the first nine months of 2003 stood at 41.2%, in line with OTE's full-year margin targets.

    Pre-tax Income

    For the three months ended September 30, 2003, Pre-tax Income amounted to EUR260.5 million, down 8.9% compared to the same period last year. Net Financial Expenses increased significantly in the third quarter of 2003 compared to the same period last year, when one-off gains on financial transactions had benefited financial income. Net Financial Expenses in the first nine months of 2003 was roughly unchanged from the prior-year level.

    Net Income

    Net Income for the three months ended September 30, 2003 decreased by 18.9% compared to last year, to EUR120.5 million. However, net income is up from the previous quarter (EUR 116.2 million).

    Cashflow

    Cash provided by operating activities amounted to EUR254.2 million and EUR798.2 million, respectively, for the three and nine months ended September 30, 2003.

    CONDENSED CASHFLOW IN ACCORDANCE WITH U.S. GAAP



EUR millions            Q1 03   Q2 03   H1 03   Q3 03   9M 03   9M 02
------------------------------ ------- ------- ------- ------- -------
Cash and Cash
 equivalents at
 beginning of period    447.5   393.0   447.5   454.4   447.5   359.6
------------------------------ ------- ------- ------- ------- -------
Net Cash provided by
Operating Activities    186.3   357.7   544.0   254.2   798.2   446.9
------------------------------ ------- ------- ------- ------- -------
Net Cash used in
 Investing Activities  -159.2  -281.3  -440.5  -224.9  -665.4  -683.3
------------------------------ ------- ------- ------- ------- -------
Net Cash provided by
 (used in)
Financing Activities    -81.6   -15.0   -96.6  -152.6  -249.2    89.4
------------------------------ ------- ------- ------- ------- -------
Net Increase/(Decrease)
 in Cash
 and Cash Equivalents   -54.5    61.4     6.9  -123.3  -116.4  -147.0
------------------------------ ------- ------- ------- ------- -------
Cash and Cash
 Equivalents
 at end of period       393.0   454.4   454.4   331.1   331.1   212.6
------------------------------ ------- ------- ------- ------- -------


    Capital Expenditure

    Capital expenditure in the third quarter totaled EUR224.9 million. In the first nine months of 2003, capex totaled EUR 675.0 million, representing 18.6% of sales, down from 21.3% in the first nine months of 2002.

    Debt

    In July 2003, OTE's wholly owned subsidiary OTE PLC, launched a EUR1.25 billion, 5% coupon, 10-year benchmark Eurobond at an issue price of 99.327%. The issue was priced at 93 bps over midswaps, settled on August 5, 2003, and will mature on August 5, 2013. The proceeds from this issue were used to pay the Revolving Credit Facility outstanding balance, as well as to pay other OTE Group liabilities.
    The 5% August 2013 EUR1.25 billion Eurobond issue, together with the 6.125% February 2007 EUR1.1 billion note issue and the recently issued November 2006 EUR250 million FRN constitute the bulk of the OTE Group debt, whose cost is expected to be significantly reduced following these recent issues.

    The total amount of OTE debt outstanding breaks down as follows:



EUR millions                               Sep 30,  Dec 31,
                                             2003     2002   % Change
--------------------------------------------------- -------- ---------
Short-Term:
--------------------------------------------------- -------- ---------
-Bank loans                                  230.2    292.8    -21.38%
--------------------------------------------------- -------- ---------
Medium & Long-term:
--------------------------------------------------- -------- ---------
-Bonds                                     2,348.9  1,098.9   +113.75%
--------------------------------------------------- -------- ---------
-Bank loans                                  645.8  1,420.2    -54.53%
--------------------------------------------------- -------- ---------
-Other loans                                  76.3     98.7    -22.70%
--------------------------------------------------- -------- ---------
Total Indebtedness                         3,301.2  2,910.6    +13.42%
--------------------------------------------------- -------- ---------


    Subsequent events

    On October 29, OTE PLC launched a 3-year EUR 250 million floating rate note issue due 2006 under its EUR 1.5 billion Global Medium-term Note program. The notes bear interest margin of 0.45 per cent above the offered rate for three-month deposits in the euro zone inter bank market (EURIBOR). The proceeds of the issue of notes were used to refinance existing debt of OTE.

    4. BUSINESS OVERVIEW

    OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:




    SEGMENT FINANCIALS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                                        All      Adjustments
EUR million OTE(a) Cosmote RomTelecom Other Total    &    Consolidated
                                                 Eliminations
----------------------------------------------------------------------
Revenues
 from
 external
 customers  2,153.8  841.4   456.9  177.8  3,629.9       -     3,629.9
----------------------------------------------------------------------
Intersegment
 revenues     182.4  152.7     1.1  103.2    439.4  (439.4)          -
----------------------------------------------------------------------
Total
 revenues   2,336.2  994.1   458.0  281.0  4,069.3  (439.4)    3,629.9
----------------------------------------------------------------------


    (a) For comparison purposes, OTE comprises the OTE parent company and OTE Estate.

    4.1. OTE FIXED-LINE

    TRAFFIC STATISTICS FOR THE THIRD QUARTER OF 2003



                                          Average
Call Service Category           Calls,      Call    Minutes,  Split of
                                millions  Duration   millions  minutes
                                          (minutes)
---------------------------------------- ---------- --------- --------
Local                           1,264.1        2.3   2,962.8     40.3%
---------------------------------------- ---------- --------- --------
National
Long - Distance                   178.7        2.8     508.0      6.9%
---------------------------------------- ---------- --------- --------
International
Long - Distance                    29.2        3.4     100.1      1.4%
---------------------------------------- ---------- --------- --------
Internet                          149.7       21.8   3,268.7     44.5%
---------------------------------------- ---------- --------- --------
Fixed-to-Mobile                   340.6        1.3     456.0      6.2%
---------------------------------------- ---------- --------- --------
Special Calls                      80.3        0.6      48.5      0.7%
---------------------------------------- ---------- --------- --------
Total                           2,042.6        3.6   7,344.1    100.0%
---------------------------------------- ---------- --------- --------

    THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

                      Q3 03   Q3 02     %                         %
EUR million                          Change    9M 03    9M 02  Change
---------------------------- ------- ------- -------- -------- -------
Operating Revenues    772.9   861.6   -10.3% 2,336.2  2,546.3    -8.3%
---------------------------- ------- ------- -------- -------- -------
Adjusted Operating
 Revenues(a)          772.9   827.2    -6.6% 2,336.2  2,464.9    -5.2%
---------------------------- ------- ------- -------- -------- -------
 - Basic Monthly
  Rentals             153.0   155.9    -1.9%   462.8    469.2    -1.4%
---------------------------- ------- ------- -------- -------- -------
 - Fixed to fixed
  calls               149.6   181.6   -17.6%   501.1    582.7   -14.0%
---------------------------- ------- ------- -------- -------- -------
 - Fixed to mobile
  calls               126.3   165.4   -23.6%   381.9    473.9   -19.4%
---------------------------- ------- ------- -------- -------- -------
 - International       65.7    84.4   -22.2%   196.4    251.2   -21.8%
---------------------------- ------- ------- -------- -------- -------
Operating Profit      125.5   156.4   -19.8%   406.1    479.9   -15.4%
---------------------------- ------- ------- -------- -------- -------
EBITDA                273.4   299.9    -8.8%   843.6    859.6    -1.9%
---------------------------- ------- ------- -------- -------- -------
EBITDA Margin          35.4%   34.8% 0.6 pp     36.1%    33.8% 2.3 pp
---------------------------- ------- ------- -------- -------- -------
Depreciation &
 Amortization        (147.9) (143.5)    3.1%  (437.5)  (379.7)   15.2%
---------------------------- ------- ------- -------- -------- -------


    (a) Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from its network to customers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Operating Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements. Adjusted Operating Revenues eliminate the effect of that change.

    In the third quarter of 2003, OTE continued to successfully contain the erosion of its Greek fixed-line telephony market share, estimated to approximately 89% of total fixed originating minutes at the end of the quarter, as compared to approximately 91% at the end of the prior quarter. OTE estimates that the overall fixed-line telephony market in Greece continued to decline during the period, primarily reflecting fixed-to-mobile substitution.
    In this environment, OTE adjusted operating revenues were down 6.6% from the year earlier quarter to EUR772.9 million, virtually unchanged from the previous quarter. This relative stability reflects the significant efforts made by OTE to enhance its commercial offering, improve the quality of its service and become increasingly customer-centric.
    The "OTE Business" and "OTE Options" international discount plans introduced last May continue to attract significant interest from customers, with more than 700,000 subscribers to date. As a result the drop in international long-distance traffic was limited during the quarter on a sequential basis.
    The commercial launch of ADSL services, which had been started on a trial basis before the summer, was rolled out in September. Demand from over 6,500 customers has already been registered, and OTE expects to have signed up over 65,000 customers by the end of 2004, when self-install products will be widely available.
    Significant progress has also been achieved in other key, customer-satisfaction metrics, notably fault reception and service at OTE retail stores, which are currently undergoing an extensive refurbishment program.
    In addition, OTE has also made major breakthroughs with large corporate customers and public entities.
    OTE fixed-line is ready to begin implementing a new pricing policy as soon as it obtains regulatory clearance, which is expected imminently. With these new tariffs in place, OTE expects what it will be able to compete more effectively.
    Reflecting previously announced early retirement programs, OTE's fixed-line activities are recording an acceleration in the reduction in payroll and benefits, thereby benefiting operating income and EBITDA margin. OTE is continuing to explore avenues to further reduce its fixed-line headcount and bring productivity in line with other large European incumbents.
    Other Operating expenses rose by 8.8% in the quarter from the year-earlier level, and were virtually unchanged from the prior quarter level. It is important to note, however, that if inter-company payments and supplies for third party projects, which are currently included under other operating expenses, are excluded, the total was virtually unchanged from the comparable quarter last year, despite higher sponsorship fees in relation with the 2004 Olympic Games. OTE is pursuing its efforts to reduce its other operating expenses and adapt them to the slower-growth environment of its domestic fixed-line telephony activities.

    An analysis of the OTE segment Other Operating expenses follows:



                EUR million                       3Q 03  3Q 02       %
                                                                Change
-------------------------------------------------------- ------ ------
Advertising                                         2.9    2.3   26.1%
-------------------------------------------------------- ------ ------
Cost of equipment                                  27.9   27.5    1.5%
-------------------------------------------------------- ------ ------
Provision for doubtful accounts                    16.8   15.1   11.3%
-------------------------------------------------------- ------ ------
Taxes other than income taxes                       1.0    7.9  -87.3%
-------------------------------------------------------- ------ ------
Repairs, maintenance,
Cost of telecom materials                          13.7    6.1  124.6%
-------------------------------------------------------- ------ ------
Other                                              93.8   84.6   10.9%
-------------------------------------------------------- ------ ------
TOTAL                                             156.1  143.5    8.8%
-------------------------------------------------------- ------ ------


    In the nine months ended September 30, 2003, Net Working Capital for the Domestic Fixed-line showed a decrease as a percentage of revenue compared to the same period of 2002, from 30.3% to 26.2%. This is attributed to a decline in Accounts Receivable, as evidenced by the improvement in Days Sales Outstanding from 113 to 105, as well as to a decline in inventory by 5.2%, which offset the slight decrease in Accounts Payable. These are the first results of a large-scale Net Working Capital improvement program that was initiated earlier in the year and which is expected to further reduce the Group's working capital needs through the following quarters. The program is addressing the receivables, payables and inventories end-to-end, and has focused on substantially enhancing the Fixed-line's credit control and collections management, improving the efficiency of the billing process, and optimizing the inventories and payments to suppliers.

    More to Follow.

    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations Officer
             +30 210 611 1574
             dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com


PART 2 OF 2, OTE Group Reports Group Third Quarter 2003 Results Under
US G.A.A.P.

    ATHENS, Greece--(BUSINESS WIRE)--Nov. 26, 2003--OTE Group
(NYSE:OTE) (ASE:HTO):



4.2 COSMOTE

    THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

EUR millions   Q3 03  Q3 02  % Change      9M 03      9M 02  % Change
--------------------- ------ --------- ---------- ---------- ---------
Operating
 Revenues      371.8  335.8      10.7%     994.1      886.9      12.1%
--------------------- ------ --------- ---------- ---------- ---------
Monthly service
           fees 47.2   37.7      25.2%     130.4      111.1      17.3%
--------------------- ------ --------- ---------- ---------- ---------
      Airtime
      revenues 153.7  137.8      11.5%     414.4      365.8      13.3%
--------------------- ------ --------- ---------- ---------- ---------
Interconnection
      Revenues 103.7  102.5       1.2%     285.9      267.3       6.9%
--------------------- ------ --------- ---------- ---------- ---------
       Roaming
       revenues 25.3   16.3      55.2%      36.9       27.5      34.4%
--------------------- ------ --------- ---------- ---------- ---------
   SMS revenues 35.0   34.0       2.9%     106.2       94.9      12.0%
--------------------- ------ --------- ---------- ---------- ---------
      Sales of
  handsets and
    accessories  6.5    7.3     -11.0%      19.7       20.1      -2.1%
--------------------- ------ --------- ---------- ---------- ---------
Other operating
       revenues  0.4    0.1     300.0%       0.6        0.3     107.9%
--------------------- ------ --------- ---------- ---------- ---------
Operating
 Profit (EBIT) 119.4  114.0       4.7%     304.8      286.0       6.6%
--------------------- ------ --------- ---------- ---------- ---------
EBITDA         161.6  149.7       7.9%     425.3      386.4      10.1%
--------------------- ------ --------- ---------- ---------- ---------
EBITDA Margin   43.5%  44.6%  -1.1 pp       42.8%      43.6%  -0.8 pp
--------------------- ------ --------- ---------- ---------- ---------
Net Income      72.5   70.3       3.1%     187.2      169.7      10.3%
--------------------- ------ --------- ---------- ---------- ---------
Net Income
 Margin         19.5%  20.9%  -1.4 pp       18.8%      19.1%  -0.3 pp
--------------------- ------ --------- ---------- ---------- ---------
Depreciation &
 Amortization   42.1   35.7      17.9%     120.5      100.4      19.9%
--------------------- ------ --------- ---------- ---------- ---------

--------------------- ------ --------- ---------- ---------- ---------
Customers
 (Greece)                              4,051,548  3,368,769      20.3%
--------------------- ------ --------- ---------- ---------- ---------
  - Contract                           1,591,845  1,535,051       3.7%
--------------------- ------ --------- ---------- ---------- ---------
  - Pre-Paid                           2,459,703  1,833,718      34.1%
--------------------- ------ --------- ---------- ---------- ---------
Customers
 (Albania)                               586,124    422,882      38.6%
--------------------- ------ --------- ---------- ---------- ---------
  - Contract                              13,746     15,460     -11.1%
--------------------- ------ --------- ---------- ---------- ---------
  - Pre-Paid                             572,378    407,422      40.5%
--------------------- ------ --------- ---------- ---------- ---------
Employees                                  1,843      1,596      15.5%
--------------------- ------ --------- ---------- ---------- ---------
ARPU blended
 (Euro)         31.3   33.6      -6.8%      29.1       29.8      -2.3%
--------------------- ------ --------- ---------- ---------- ---------
SMS / user /
 month
 (average)      38.0   42.7     -11.0%      38.0       41.7      -8.9%
--------------------- ------ --------- ---------- ---------- ---------
AMOU blended     118    107      10.3%     108.0       95.0      13.7%
--------------------- ------ --------- ---------- ---------- ---------


    Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GLOBUL) and F.Y.R. of Macedonia (CosmoFon). Cosmote group results incorporate the Greek and Albanian companies.
    Cosmote group operating revenues for the three months ended September 30, 2003 increased by 10.7% to EUR 371.8 million. The overall revenue increase mainly reflects an 11.5% increase in airtime revenues, a 25.2% increase in monthly service fees, a 2.9% increase in SMS revenues, a 55.2% increase in roaming revenues, and a 1.2% increase in interconnection revenues.
    The key driver behind the healthy revenue growth is the significant increase in Cosmote's domestic operations traffic volumes, which more than offset the significant tariff cuts effected with the introduction of the bundled packages, providing evidence of sustainable positive usage elasticity.
    Roaming revenues continued their impressive growth as the company signs more roaming agreements, which at the end of September 2003 had reached 294, in 142 countries.
    Profitability was sustained at high levels, with quarterly EBITDA reaching EUR 161.6 million while the EBITDA margin stood at 43.5%. The slight drop in-group EBITDA margin (1.1 p.p.) compared to one year ago is attributed to the dilution of AMC's EBITDA margin due to the introduction of mobile-to-mobile termination charges and increased competition.
    Net income amounted to EUR72.5 million, up 3.1% year on year, while consolidated Net Income margin stood at 19.5%.
    Blended AMOU during the third quarter has increased by 10.3% (y-o-y). The increase was driven by in continuous strong growth in contract AMOU, which exceeded 231 minutes during the quarter, resulting in a blended Q3-03 AMOU of approximately 118 minutes. This strong positive trend, a continuation of the trend that started in 2002 and enhanced on a quarterly basis throughout 2003, once again underpins the fact that voice usage represents the key growth driver in the Greek mobile market.
    Blended ARPU at EUR 31.3 for Q3-03 was 6.8% lower compared to a year ago, due to:

    --  the significant tariff cuts (as previously mentioned)

    -- the dilution effect from the higher proportion of prepaid customers in the total customer base (approximately 61% compared to approximately 54% at the end of Q3-02) and

    --  the change in the way fixed-to-mobile services are billed.

    Blended ARPU was positively affected by the increase in contract ARPU; which exceeded EUR54 at the end of the third quarter. This is attributed to the ongoing growth in usage, largely offsetting the recent tariff rebalancing and the lower fixed-to-mobile interconnection charges.

    4.3. ROMTELECOM

    OTE, through its wholly-owned subsidiary OTE International
Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:




           RomTelecom CONSOLIDATED STATEMENTS OF OPERATIONS
    THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)
                           (In EUR Millions)

EUR Millions       3Q 03  3Q 02         %                            %
                                 Change      9M 03      9M 02   Change
----------------------------------------------------------------------
Operating Revenues 201.1 232.5    -13.5%    590.8      713.2    -17.2%
----------------------------------------------------------------------
EBITDA              63.9  69.3     -7.8%    174.4      162.8      7.1%
----------------------------------------------------------------------
EBITDA Margin       31.8% 29.8% +2.0 pp      29.5%      22.8% +6.7 pp
----------------------------------------------------------------------
EBIT                24.0  28.0    -14.3%     52.5       37.8     38.9%
----------------------------------------------------------------------
Net Income/(Loss)   15.8  -0.1     NA        47.2       29.5     60.0%
----------------------------------------------------------------------
Net Income/(Loss)
 Margin              7.9%  0.0% +7.9 pp       8.0%       4.1% +3.9 pp
-------------------------------------------------- ---------- --------
Increase/(Decrease)
 in Gross PP&E      14.3  65.4    -78.1%     51.8      135.2    -61.7%
----------------------------------------------------------------------


Fixed Telephony,
 Lines                                  4,302,942  4,169,452      3.2%
----------------------------------------------------------------------
Mobile Telephony,
 Contract customers                        34,714     44,935    -22.7%
----------------------------------------------------------------------
Mobile Telephony,
 Prepaid customers                         49,618     50,266     -1.3%
----------------------------------------------------------------------
Mobile Telephony,
 Total customers                           84,332     95,201    -11.4%
----------------------------------------------------------------------
                                         30.09.03   30.09.02
----------------------------------------------------------------------
Net Financial Debt                          217.8      414.0    -47.4%
----------------------------------------------------------------------


    In the third quarter of 2003, RomTelecom posted revenues of EUR201.1 million, down 13.5% from revenues of EUR232.5 million in the third quarter of 2002. This revenue drop is due to a number of factors, chief among which the fact that RomTelecom's tariffs for usage and Rentals were expressed in local currency rather than Euro. Also, as expected, the outgoing and incoming international interconnect traffic decreased significantly. Mobile substitution was another significant factor contributed to the revenues' drop. More analytically:

    -- The company lost 13% of revenues because of the devaluation of the Lei. If the company had achieved the conversion of the tariffs to Euro earlier in 2003, this drop of revenues would be significantly lower. However, after a significant delay, the Romanian Regulator recently approved the conversion of RomTelecom's tariffs into Euros.

    -- Interconnection Revenues decreased significantly. RomTelecom lost a significant share of inbound and outbound international traffic of Mobile Operators although the steep decline in international inbound has stopped and traffic is modestly growing. RomTelecom has successfully implemented a new price policy for the international inbound transported via VoIP. As a result of that policy the attractiveness for VoIP providers has vanished and traffic has decreased significantly.

    -- The steep decrease due to currency devaluation and drop of interconnection traffic was partially recovered from increased volumes in usage and rentals.

    -- Fixed to Mobile Calls revenues decreased in comparison to the third quarter of 2002 because of substitution. However the company managed to stop the decrease shown in the first six months while it continues its efforts to recover part of the market.

    The EBITDA margin of RomTelecom rose to 31.8% in the third quarter of the year, as compared to 29.8% in the comparable quarter last year and was impacted by increased voluntary redundancy charges. However despite the drop in Revenues the company managed to increase its cumulative nine month- EBITDA. This reflects the redundancies of 2002 and 2003, following which Payroll expenses (excluding redundancies) decreased by 17%. Interconnection costs also decreased reflecting the lost inbound traffic to Mobile operators and Fixed to Mobile substitution.
    RomTelecom's new management is proceeding with its "Transformation Plan". In line with the upwards revised targeted headcount reduction of 6,000 for 2003, more than 4,100 employees, or 13.5% of headcount, left the company in the nine months to September 30, 2003.
    After the official delegation of the responsibility of the retail market regulation to ANRC, RomTelecom has received regulatory approval for a first round of tariff rebalancing, effective from October 2. In addition to Euro-denominated tariffs, the regulator has approved reductions of International call charges of between 30% and 45%, and an average increase in monthly rental of 15.3%, the positive impact of which is approximately EUR 2.5 million in incremental revenues per month. RomTelecom will continue to seek price increases for monthly rentals based on an agreed rebalancing plan.

    COSMOROM

    CosmoRom's Operating Revenues for the three months ended September 30, 2003 amounted to EUR2.3 million, while Net Loss amounted to EUR7.4 million. OTE reiterates that there will be no further investment in Cosmorom.

    4.4. OTENET

    OTEnet is an 80%-owned OTE subsidiary that operates in the Internet business, offering access and IP-based telecom solutions as well as e-business and content services.
    OTEnet's financial results are consolidated including OTEnet's three subsidiaries:

    -- Voice@net by OTEnet S.A. that operates in the corporate VoIP market

    -- Travel.gr by OTEnet S.A. that operates in the online tourism industry, specializing in corporate travel

    --  OTEnet Cyprus S.A.

    On September 30, 2003, OTEnet had approximately 187,350 active customers (all dial-up, OnDSL HOME and prepaid Internet card users), 2,325 active business customers (all permanent and small business connections, as well as OnDSL OFFICE customers) and hosted 3,018 active web sites.
    In addition, the company aggressively introduced and promoted a series of new products and value-added services, whilst implementing efficient cost control. These factors led to a revenue increase of 38.9% for the third quarter of 2003, as compared to the same period last year (from EUR10.8 million to EUR15 million). It is important to note that for the same period, OTEnet's EBITDA margin improved by 9.7 percentage points (from 8.3% to 18.0%).




                                OTENET
                 CONSOLIDATED STATEMENTS OF OPERATIONS
    THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)
                           (In EUR Millions)


EUR Millions               3Q 03 3Q 02        %                      %
                                        Change  9M 03  9M 02   Change
-------------------------------- ----- -------- ------ ------ --------
Operating Revenues         15.0  10.8     38.9%  45.6   32.9     38.6%
-------------------------------- ----- -------- ------ ------ --------
Operating Profit            1.5   0.0     NA      4.3    0.7    514.3%
-------------------------------- ----- -------- ------ ------ --------
EBITDA                      2.7   0.9    200.0%   8.2    3.8    115.8%
-------------------------------- ----- -------- ------ ------ --------
EBITDA Margin              18.0%  8.3% +9.7 pp   18.0%  11.6% +6.4 pp
-------------------------------- ----- -------- ------ ------ --------
Depreciation & Amortization 1.2   0.9     33.3%   3.9    3.1     25.8%
-------------------------------- ----- -------- ------ ------ --------


    4.5. OTHER INTERNATIONAL INVESTMENTS

    TELECOM SERBIA

    Revenues at Telecom Serbia grew by 15.9% in the third quarter 2003, to EUR135.1 million. Net Income for the same period was EUR104.7 million, impacted by the inclusion to Q3 results of an extraordinary amount of EUR98 million to the category "Other Income" which was previously reported as a payable to TII (STET). The inclusion of this amount in Q3 2003 accounts was a result of an agreement, following the sale of TII's interest in Telecom Serbia back to the Serbian Government. As this reversal has not yet been approved by the Company's Management Board, we have decided to exclude it from OTE Group consolidated results. Consequently, OTE Group 9 month 2003 results include only the results of Telecom Serbia up to H1 2003.
    At the same time, arbitration proceedings related to the protection of OTE interests as minority shareholders of Telecom Serbia are continuing. OTE is examining various options that could enable the company to create value out of this minority holding.

    ARMENTEL

    ArmenTel's Operating Revenues for the three months ended September 2003 amounted to EUR18.5 million, while Net Income amounted to EUR2.7 million, or 14.6% of Operating Revenues. OTE will not fund any further capital requirements in ArmenTel and a program to reduce expenses has been developed. Negotiations towards an exit from the Armenian market are proceeding.

    GLOBUL

    CosmoBulgaria is a wholly owned subsidiary of OTE, managed by COSMOTE, operating the second GSM mobile telephony licence in Bulgaria. Operating Revenues of CosmoBulgaria Mobile, which operates under the Globul brand, amounted to EUR27.0 million for the third quarter of 2003, compared to EUR11.6 million for the comparable quarter of 2002, an increase of 132.8%. The company has increased its customer base by 113.5% year-on-year, reaching more that 800,000 contract and pre-paid customers. Net Loss for the same period amounted to EUR4.9 million. However, the company generated positive EBITDA of EUR3.7 million in the third quarter of 2003.

    COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

    Cosmofon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by COSMOTE, operating the second mobile telephony licence in F.Y.R. of Macedonia. The company launched commercially under the brand name Cosmofon in June. Since then the company has acquired more than 50,000 customers.

    5. OUTLOOK

    For 2003 as a whole, OTE expects EBITDA, excluding RomTelecom, to remain roughly stable from the 2002 level. EBITDA margin at RomTelecom's fixed-line operations is expected to exceed 30%.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    Exhibits to follow:

    I. Condensed Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002 (Under US GAAP)

    II. Condensed Consolidated Statements of Operations for the nine months and three months ended September 30, 2003 and 2002 (Under US
GAAP)

    III. Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2003

    IV. Operating Revenues for the nine months and three months ended 30 September, 2003 and 2002 (Under US GAAP)

    V. Segment Reporting based on the Company's legal structure

    VI. International Assets

    VII. Operational Highlights

    EXHIBIT I - BALANCE SHEETS



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
            as of September 30, 2003 and December 31, 2002
                           (In EUR millions)

                           2003       2002
                     -----------  ---------
       Assets         Unaudited
---------------------

Current Assets
Cash and cash
 equivalents              331.1      447.5
Accounts receivable     1,295.8    1,364.7
Materials and
 supplies                  56.7       66.5
Deferred income taxes       8.6        8.6
Other current assets      231.4      236.7
                     -----------  ---------

                        1,923.6    2,124.0
                     -----------  ---------

Other assets
Investments               247.7      573.6
Prepayment to EDEKT-
 OTE                      270.6      305.5
Deferred income taxes     142.2      131.0
Other long-term
 receivables              181.2      110.3
                     -----------  ---------
                          841.7    1,120.4
                     -----------  ---------


Telecommunication
 property,
Plant and equipment
Net of Accumulated
 depreciation           6,987.3    5,264.5
                     -----------  ---------




Telecommunication
 licenses, net of
 amortization             409.2      407.6
                     -----------  ---------


Goodwill resulting
 from consolidated
subsidiaries, net of
 amortization              69.8       69.8
                     -----------  ---------



                       10,231.6    8,986.3
                     ===========  =========



                                    2003        2002
                              -----------  ----------
Liabilities and Shareholders'  Unaudited
            Equity
------------------------------

Current Liabilities

Short - term borrowings            230.2       292.8
Current maturities of long-
 term debt                         121.7        41.6

Accounts payable                   824.4       816.9
Accrued and other liabilities      571.8       493.5
Income taxes payable               104.9       170.2

Dividends payable                   18.9         7.7
                              -----------  ----------


                                 1,871.9     1,822.7
                              -----------  ----------

Long-Term Liabilities
Long-term debt, net of current
 maturities                      2,949.3     2,576.2
Reserve for staff retirement
 indemnities                       266.8       263.2

Reserve for Youth Account          362.0       352.8

Other long-term liabilities        282.8       143.3


                              -----------  ----------


                                 3,860.9     3,335.5
                              -----------  ----------


Minority interests                 993.4       332.1
                              -----------  ----------


Shareholders' Equity
Share capital                    1,204.7     1,204.7


Paid-in surplus                    506.9       506.9

Treasury stock                    (276.6)     (272.6)
Legal reserve                      246.2       246.2

Retained earnings                1,911.4     1,900.1

Unaccrued compensation              (0.8)       (3.6)

Accumulated other
 comprehensive income              (86.4)      (85.7)

                                 3,505.4     3,496.0
                              -----------  ----------


                                10,231.6     8,986.3
                              ===========  ==========


           Movement in Shareholders' equity
------------------------------------------------------

                                                 2003
                                  --------------------
                                       Unaudited

Shareholders' equity, January 1               3,496.0
                                  --------------------
Net Income for the period                       349.8
Accumulated other comprehensive
 income                                          (0.7)
Dividends declared                             (343.1)
Unaccrued compensation                            2.8
Treasury stock                                   (4.0)
Unrealized gain from available for
sale securities                                   4.6
                                  --------------------
                                                  9.4
                                  --------------------

Shareholders' equity, September 30            3,505.4
                                  ====================


EXHIBIT II - STATEMENTS OF OPERATIONS

        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
                             SUBSIDIARIES
            Condensed Consolidated Statements of Operations
                       Prepared under U.S. GAAP
              for the nine months and three months ended
                      September 30, 2003 and 2002
                           (In EUR millions)

                   Q3 03     Q3 02         %    9M 03     9M 02    %
                Unaudited Unaudited Change  Unaudited Unaudited Change
Operating
 Revenues:
   Domestic
    Telephony       606.0     518.0   17.0%  1,753.8   1,585.4   10.6%
   International
    Telephony       100.7     101.0   -0.3%    276.1     273.8    0.8%
   Mobile
    telephony
    services        339.3     271.2   25.1%    894.5     701.2   27.6%
   Other            243.3     239.0    1.8%    705.5     654.1    7.9%
                 --------- ---------        --------- ---------
   Total
    Operating
    Revenues      1,289.3   1,129.2   14.2%  3,629.9   3,214.5   12.9%
                 ========= =========        ========= =========

Operating
 Expenses:
   Payroll and
    employee
    benefits       (280.1)   (204.6)  36.9%   (826.7)   (617.3)  33.9%
   Voluntary
    retirement
    costs            (0.9)     (2.6) -65.4%    (26.4)    (42.8) -38.3%
   Reversal of
    reserve for
    retirement
   contributions      0.0       0.0             54.6       0.0
   Payments to
    international
    operators       (44.7)    (53.1) -15.8%   (134.3)   (144.4)  -7.0%
  Payments to
   mobile
   telephony
   operators       (164.6)   (162.3)   1.4%   (454.1)   (410.1)  10.7%
   Depreciation
    and
    amortization   (242.5)   (190.1)  27.6%   (684.8)   (516.6)  32.6%
   Other
    operating
    expenses       (284.1)   (244.6)  16.1%   (804.2)   (701.0)  14.7%
                 --------- ---------        --------- ---------
   Total
    Operating
    Expenses     (1,016.9)   (857.3)  18.6% (2,875.9) (2,432.2)  18.2%
                 ========= =========        ========= =========

 Operating Income   272.4     271.9    0.2%    754.0     782.3   -3.6%
 Other income /
  (expense), net:
   Financial, net   (17.6)      6.4            (31.9)    (31.4)   1.6%
   Other, net         5.7       7.6  -25.0%     (0.9)     (3.3) -72.7%
                 --------- ---------        --------- ---------
 Total Other
  income /
  (expense), net    (11.9)     14.0 -185.0%    (32.8)    (34.7)  -5.5%
                 ========= =========        ========= =========

Income before
 provision for
 income taxes and
 minority
 interests          260.5     285.9   -8.9%    721.2     747.6   -3.5%
                 ========= =========        ========= =========

Provision for
 income taxes      (100.4)   (106.7)  -5.9%   (270.6)   (277.7)  -2.6%
                 --------- ---------        --------- ---------

Income before
 minority
 interests          160.1     179.2  -10.7%    450.6     469.9   -4.1%
Minority
 Interests          (39.6)    (30.7)  29.0%   (100.8)    (72.2)  39.6%
                 --------- ---------        --------- ---------

Net Income          120.5     148.5  -18.9%    349.8     397.7  -12.0%


EXHIBIT III - STATEMENT OF CASH FLOWS

        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
                             SUBSIDIARIES
           Consolidated Statement of Cash Flows (unaudited)
                       Prepared under U.S. GAAP
      for the nine months ended September 30, 2003 is as follows:
                           (In EUR millions)

                                Q1 03   Q2 03  H1 03   Q3 03    9M 03
Cash Flows from Operating
 Activities:
  Net income                    113.1   116.2   229.3   120.5   349.8
Adjustments to reconcile to net
 cash provided by operating
 activities:
  Depreciation and amortization 201.3   241.0   442.3   242.5   684.8
  Provision for doubtful
   accounts                      23.3    19.7    43.0    21.3    64.3
  Provision for staff
   retirement indemnities and
   youth account                 26.0    21.3    47.3    11.9    59.2
  Reversal of reserve for
   voluntary retirement
   contribution                   0.0   (54.6)  (54.6)    0.0   (54.6)
  Minority interests             24.4    36.8    61.2    39.8   101.0
  Working capital movement and
   other related movements     (201.8)  (22.7) (224.5) (181.8) (406.3)

                               ======= ======= ======= ======= =======
Net Cash provided by Operating
 Activities                     186.3   357.7   544.0   254.2   798.2
                               ------- ------- ------- ------- -------

Cash Flows from Investing
 Activities:
  Capital expenditures         (168.8) (281.3) (450.1) (224.9) (675.0)
  Payments for purchase of
   subsidiary, net of cash
   aquired                        9.6     0.0     9.6     0.0     9.6

                               ======= ======= ======= ======= =======
Net Cash used in Investing
 Activities                    (159.2) (281.3) (440.5) (224.9) (665.4)
                               ------- ------- ------- ------- -------

Cash Flows from Financing
 Activities:
  Net change in short-term and
   long-term debt               (77.2)  (14.1)  (91.3)  178.0    86.7
  Dividends paid                 (0.6)   (0.9)   (1.5) (330.4) (331.9)
  Treasury shares aquired        (3.8)    0.0    (3.8)   (0.2)   (4.0)

                               ======= ======= ======= ======= =======
Net Cash used in Financing
 Activities                     (81.6)  (15.0)  (96.6) (152.6) (249.2)
                               ------- ------- ------- ------- -------

Net Increase/(Decrease) in Cash
 and Cash Equivalents           (54.5)   61.4     6.9  (123.3) (116.4)
Cash and Cash equivalents at
 beginning of period            447.5   393.0   447.5   454.4   447.5

                               ------- ------- ------- ------- -------
Cash and Cash Equivalents at
 end of period                  393.0   454.4   454.4   331.1   331.1
                               ======= ======= ======= ======= =======

EXHIBIT IV - OPERATING REVENUES

        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
                             SUBSIDIARIES
                    Consolidated Operating Revenues
                       Prepared under U.S. GAAP
              for the nine months and three months ended
                      September 30, 2003 and 2002
                           (In EUR millions)


                  Q3 03      Q3 02           9M 03      9M 02
                Unaudited  Unaudited Change Unaudited Unaudited Change
                --------------------       ---------- ----------
Domestic Telephony:
 Basic monthly
  rentals              205.3     163.2  25.8%    582.1    476.5  22.2%
 Local and long
  distance calls
  -Fixed to fixed      202.5     168.5  20.2%    619.8    586.6   5.7%
  -Fixed to mobile     169.6     169.1   0.3%    476.3    477.6  -0.3%
                   --------------------      -------------------
                       372.1     337.6  10.2%  1,096.1  1,064.2   3.0%
                   ====================      ===================
 Other                  28.6      17.2  66.3%     75.6     44.7  69.1%
                   --------------------      -------------------
 Total Domestic
  Telephony            606.0     518.0  17.0%  1,753.8  1,585.4  10.6%
                   ====================      ===================

International
 Telephony:
 International
  traffic               48.3      47.7   1.3%    142.5    140.8   1.2%
 Payments from
  mobile operators      12.4      10.8  14.8%     28.2     29.3  -3.8%
                   --------------------      -------------------
                        60.7      58.5   3.8%    170.7    170.1   0.4%
                   ====================      ===================
 Payments from
  International
  operators             40.0      42.5  -5.9%    105.4    103.7   1.6%
Total International
 Telephony             100.7     101.0  -0.3%    276.1    273.8   0.8%
                   ====================      ===================

Mobile Telephony
 Services:             339.3     271.2  25.1%    894.5    701.2  27.6%
                   ====================      ===================

Other Operating
 Revenues:
Traditional
 Services:
 Telecards              45.8      52.1 -12.1%    118.1    132.6 -10.9%
 Directories            12.3      12.9  -4.7%     36.4     32.5  12.0%
 Radio
  communications         6.1       6.2  -1.6%     16.9     19.6 -13.8%
 Audiotex               20.1      17.0  18.2%     52.3     53.9  -3.0%
 Telex and
  telegraphy             1.6       1.6   0.0%      5.6      3.7  51.4%
                   --------------------      -------------------
                        85.9      89.8  -4.3%    229.3    242.3  -5.4%
                   ====================      ===================
New Business:
 Leased lines and
  data
  communications        54.6      49.0  11.4%    173.2    135.0  28.3%
 ISDN, connection &
  monthly charges       23.3      18.4  26.6%     66.5     49.4  34.6%
 Sales of
  telecommunication
 equipment              25.8      22.8  13.2%     64.3     58.0  10.9%
 Internet services      13.6      11.7  16.2%     36.9     33.9   8.8%
 ATM                     4.2       1.5 180.0%     14.0      7.8  79.5%
                   --------------------      -------------------
                       121.5     103.4  17.5%    354.9    284.1  24.9%
                   ====================      ===================
Other:
 Services rendered      13.7      14.5  -5.5%     53.3     51.5   3.5%
 Interconnection
  charges               18.6      27.6 -32.6%     57.5     67.4 -14.7%
 Miscellaneous           3.6       3.7  -2.7%     10.5      8.8  19.3%
                   --------------------      -------------------
                        35.9      45.8 -21.6%    121.3    127.7  -5.0%
                   ====================      ===================
Total Other
 Operating Revenues    243.3     239.0   1.8%    705.5    654.1   7.9%
                   ====================      ===================

                   ====================      ===================
Total Operating
 Revenues            1,289.3   1,129.2  14.2%  3,629.9  3,214.5  12.9%
                   ====================      ===================

EXHIBIT V - SEGMENT REPORTING


                  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                                   AND SUBSIDIARIES
                                   Segment Reporting
                               Prepared under U.S. GAAP
                     for the nine months ended September 30, 2003
                                 (In millions of Euro)
                                                        All
                             OTE Cosmote Romtelecom   Other     Total
Operating
 Revenues:
Domestic
 Telephony              1,395.7       -      341.0    18.0   1,754.7
International
 Telephony                196.4       -       61.6    20.4     278.4
Mobile
 telephony
 services                         972.1        4.5    75.3   1,051.9
Other                     744.1    22.0       50.9   167.3     984.3
Total
 Operating
 Revenues               2,336.2   994.1      458.0   281.0   4,069.3
                       --------- ------- ---------- ------- ---------

Intersegment
 Revenues                (182.4) (152.7)      (1.1) (103.2)   (439.4)

Revenue from
 External
 Customers              2,153.8   841.4      456.9   177.8   3,629.9
                       --------- ------- ---------- ------- ---------

Operating
 Expenses:
Payroll and
 employee
 benefits                (583.7)  (45.0)    (155.2)  (46.8)   (830.7)
Voluntary
 retirement
 costs                    (26.4)                               (26.4)
Reserve
 Reversal                  54.6                                 54.6
Payments to
 international
 operators               (102.5)  (14.3)     (12.2)   (8.0)   (137.0)
Payments to
 mobile
 telephony
 operators               (379.0) (159.8)     (57.5)  (21.2)   (617.5)
Depreciation
 and
 amortization            (437.5) (120.5)     (77.3)  (49.7)   (685.0)
Other
 operating
 expenses                (455.6) (349.8)     (99.4) (165.9) (1,070.7)
                       --------- ------- ---------- ------- ---------
Total
 Operating
 Expenses              (1,930.1) (689.4)    (401.6) (291.6) (3,312.7)
                       --------- ------- ---------- ------- ---------

                       --------- ------- ---------- ------- ---------
Operating
 Income                   406.1   304.7       56.4   (10.6)    756.6
                       --------- ------- ---------- ------- ---------

EBITDA                    843.6   425.2      133.7    39.1   1,441.6
                       --------- ------- ---------- ------- ---------
EBITDA margin              36.1%   42.8%      29.2%   13.9%     35.4%

                                            Adjustments &
                                             Eliminations Consolidated
Operating
 Revenues:
Domestic
 Telephony
International
 Telephony
Mobile
 telephony
 services
Other
Total
 Operating
 Revenues                                         (439.4)     3,629.9
                                            ------------- ------------

Intersegment
 Revenues

Revenue from
 External
 Customers
                                            ------------- ------------

Operating
 Expenses:
Payroll and
 employee
 benefits                                            4.0       (826.7)
Voluntary
 retirement
 costs                                                          (26.4)
Reserve
 Reversal                                                        54.6
Payments to
 international
 operators                                           2.7       (134.3)
Payments to
 mobile
 telephony
 operators                                         163.4       (454.1)
Depreciation
 and
 amortization                                        0.2       (684.8)
Other
 operating
 expenses                                          266.5       (804.2)
                                            ------------- ------------
Total
 Operating
 Expenses                                          436.8     (2,875.9)
                                            ------------- ------------

                                            ------------- ------------
Operating
 Income                                             (2.6)       754.0
                                            ------------- ------------

EBITDA                                              (2.8)     1,438.8
                                            ------------- ------------
EBITDA margin                                        0.6%        39.6%


EXHIBIT VI - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.

                              ROMTELECOM
        CONSOLIDATED and STAND ALONE CONDENSED BALANCE SHEETS
         As of September 30, 2003, in accordance with US GAAP
                          (In EUR Thousands)


                                               ConsolidatedStand-Alone
                                               (Unaudited) (Unaudited)
Property, plant and equipment                   1,875,415   1,784,013
Intangible assets                                  10,303       3,718
Investments and other long-term assets             64,011     223,516
Long-term assets                                1,949,729   2,011,247

Inventories                                        23,381      20,117
Trade and other receivables                       132,652     129,129
Cash and cash equivalents                          88,782      83,015
Current assets                                    244,815     232,261

Total assets                                    2,194,544   2,243,508

Shareholders' Equity                            1,361,762   1,578,317

Borrowings                                        171,989     171,989
Trade payables                                    141,479     141,479
Other liabilities                                  64,463      64,376
Long-term liabilities                             377,931     377,844

Trade and other payables                          308,102     208,599
Borrowings                                        134,713      66,712
Provisions                                         12,036      12,036
Current liabilities                               454,851     287,347

Total liabilities                                 832,782     665,191

Total liabilities and shareholders' equity      2,194,544   2,243,508


                              ROMTELECOM
            CONSOLIDATED and STAND ALONE INCOME STATEMENT
 For the nine months ended September 30, 2003, in accordance with US
                                 GAAP
                          (In EUR Thousands)


                                              Consolidated Stand-Alone
                                              (Unaudited)  (Unaudited)
Basic monthly rentals                             145,656     145,656
Domestic Telephony calls                          290,877     291,223
                                              ------------ -----------
Domestic Telephony                                436,533     436,879
International Telephony                            83,248      83,248
Mobile Telephony                                    5,681
Other Revenues                                     65,309      69,211
                                              ------------ -----------
Total Operating Revenues                          590,771     589,338

Personnel (inc Voluntary Redundancy)             -204,175    -199,394
Other operating expenses                         -212,222    -205,344
Depreciation and Amortization                    -121,915    -111,622
Total Operating expenses                         -538,312    -516,360

Operating income                                   52,459      72,978

Financial, net                                       -192       1,743

Income before provision for income taxes           52,267      74,721

Provision for Income taxes                         -5,109      -5,050

Net income                                         47,158      69,671


TELECOM SERBIA

OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method.

Telecom Serbia's key financial figures are stated below:

                            TELECOM SERBIA
                        Statement of Operations
                       Prepared under U.S. GAAP
              for the nine months and three months ended
                      September 30, 2003 and 2002
                           (In EUR Millions)
                               Unaudited

EUR Millions                                  3Q 03  3Q 02          %
                                                             Change
---------------------------------------------------- ------ ---------
Operating Revenues                            135.1  116.6      15.9%
---------------------------------------------------- ------ ---------
EBITDA                                         69.7   64.1       8.7%
---------------------------------------------------- ------ ---------
EBITDA Margin                                  51.6%  54.9%  -3.3 pp
---------------------------------------------------- ------ ---------
EBIT                                           29.4   30.8      -4.5%
---------------------------------------------------- ------ ---------
Net Income                                    104.7   26.5     295.1%
---------------------------------------------------- ------ ---------
Net Income Margin                              77.5%  22.7% +54.8 pp
---------------------------------------------------- ------ ---------
Increase/(Decrease)
 in Gross PP&E                                 31.3   41.0     -23.7%
---------------------------------------------------- ------ ---------

---------------------------------------------------- ------ ---------
Fixed Telephony,
 Lines
---------------------------------------------------- ------ ---------
Mobile Telephony,
 Contract customers
---------------------------------------------------- ------ ---------
Mobile Telephony,
 Prepaid customers
---------------------------------------------------- ------ ---------
Mobile Telephony,
 Total customers
---------------------------------------------------- ------ ---------

---------------------------------------------------- ------ ---------
Net Financial Debt
---------------------------------------------------- ------ ---------

EUR Millions                                                         %
                                           9M 03      9M 02   Change
------------------------------------------------- ---------- ---------
Operating Revenues                         383.7      344.1      11.5%
------------------------------------------------- ---------- ---------
EBITDA                                     192.0      166.6      15.3%
------------------------------------------------- ---------- ---------
EBITDA Margin                               50.0%      48.4%  +1.6 pp
------------------------------------------------- ---------- ---------
EBIT                                        81.8       67.1      21.9%
------------------------------------------------- ---------- ---------
Net Income                                 140.9       62.2     126.6%
------------------------------------------------- ---------- ---------
Net Income Margin                           36.7%      18.1% +18.6 pp
------------------------------------------------- ---------- ---------
Increase/(Decrease)
 in Gross PP&E                              99.0      115.4     -14.2%
------------------------------------------------- ---------- ---------

------------------------------------------------- ---------- ---------
Fixed Telephony,
 Lines                                 2,393,284  2,291,549       4.4%
------------------------------------------------- ---------- ---------
Mobile Telephony,
 Contract customers                       34,656      8,141     325.7%
------------------------------------------------- ---------- ---------
Mobile Telephony,
 Prepaid customers                     1,625,237  1,220,289      33.2%
------------------------------------------------- ---------- ---------
Mobile Telephony,
 Total customers                       1,659,893  1,228,430      35.1%
------------------------------------------------- ---------- ---------
                                        30.09.03   30.09.02
------------------------------------------------- ---------- ---------
Net Financial Debt                         (27.9)     (19.3)     44.6%
------------------------------------------------- ---------- ---------


ARMENTEL

OTE has a 90% stake in ArmenTel which is fully consolidated.

ArmenTel's key financial figures are stated below:

                               ARMENTEL
                       STATEMENTS OF OPERATIONS
         Nine months and three months ended September 30, 2003
                 and 2002, in accordance with US GAAP
                           (In EUR Millions)
                               Unaudited

Description         3Q 03 3Q 02         %                            %
                                 Change      9M 03     9M 02   Change
------------------------- ----- --------- --------- --------- --------
Operating Revenues  18.5  21.0     -11.9%     51.7      53.8     -3.9%
------------------------- ----- --------- --------- --------- --------
EBITDA               9.4  12.6     -25.4%     24.3      29.6    -17.9%
------------------------- ----- --------- --------- --------- --------
EBITDA Margin       50.8% 60.0%  -9.2 pp      47.0%     55.0%   -8 pp
------------------------- ----- --------- --------- --------- --------
EBIT                 3.9   9.8     -60.2%      7.9      16.5    -52.1%
------------------------- ----- --------- --------- --------- --------
Net Income           2.7   8.5     -68.2%      8.6       6.8     26.5%
------------------------- ----- --------- --------- --------- --------
Net Income Margin   14.6% 40.5% -25.9 pp      16.6%     12.6% +4.0 pp
------------------------- ----- --------- --------- --------- --------
Increase/(Decrease)
 in Gross PP&E      10.0  12.4      19.4%     11.8      15.9    -25.8%
------------------------- ----- --------- --------- --------- --------

------------------------- ----- --------- --------- --------- --------
Fixed Telephony,
 Lines                                     558,245   538,370      3.7%
------------------------- ----- --------- --------- --------- --------
Mobile Telephony,
 Contract customers                         34,916    30,370     15.0%
------------------------- ----- --------- --------- --------- --------
Mobile Telephony,
 Prepaid customers                          40,972    22,722     80.3%
------------------------- ----- --------- --------- --------- --------
Mobile Telephony,
 Total customers                            75,888    53,092     42.9%
------------------------- ----- --------- --------- --------- --------
                                          30.09.03  30.09.02
------------------------- ----- --------- --------- --------- --------
Net Financial Debt                            70.7      65.8      7.4%
------------------------- ----- --------- --------- --------- --------


COSMOBULGARIA

OTE has a 100% stake in CosmoBulgaria which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:

                             COSMOBULGARIA
                       STATEMENTS OF OPERATIONS
  Nine months and three months ended September 30, 2003 and 2002, in accordance with US GAAP
                           (In EUR Millions)
                               Unaudited

EUR Millions                                  3Q 03  3Q 02  % Change
---------------------------------------------------- ------ ---------
Operating Revenues                             27.0   11.6     132.8%
---------------------------------------------------- ------ ---------
EBITDA                                          3.7    0.8     362.5%
---------------------------------------------------- ------ ---------
EBITDA Margin                                  13.7%   6.9%   6.8 pp
---------------------------------------------------- ------ ---------
EBIT                                           (3.7)  (4.1)     -9.8%
---------------------------------------------------- ------ ---------
Net Income/(Loss)                              (4.9)  (8.2)    -40.2%
---------------------------------------------------- ------ ---------
Net Income/(Loss)
 Margin                                       -18.1% -70.7% +52.6 pp
---------------------------------------------------- ------ ---------
Increase/(Decrease)
 in Gross PP&E                                 27.9   14.7      89.8%
---------------------------------------------------- ------ ---------

---------------------------------------------------- ------ ---------
Mobile Telephony,
 Contract customers
---------------------------------------------------- ------ ---------
Mobile Telephony,
 Prepaid customers
---------------------------------------------------- ------ ---------
Mobile Telephony,
 Total customers
---------------------------------------------------- ------ ---------

---------------------------------------------------- ------ ---------
Net Financial Debt
---------------------------------------------------- ------ ---------

EUR Millions                               9M 03     9M 02   % Change
------------------------------------------------- --------- ----------
Operating Revenues                          66.5      29.6      124.7%
------------------------------------------------- --------- ----------
EBITDA                                       5.5      (9.3)     159.1%
------------------------------------------------- --------- ----------
EBITDA Margin                                8.3%   -121.3% +129.6 pp
------------------------------------------------- --------- ----------
EBIT                                       (14.9)    (22.6)     -34.1%
------------------------------------------------- --------- ----------
Net Income/(Loss)                          (15.2)    (22.0)     -30.9%
------------------------------------------------- --------- ----------
Net Income/(Loss)
 Margin                                    -22.9%    -74.3%  +51.4 pp
------------------------------------------------- --------- ----------
Increase/(Decrease)
 in Gross PP&E                              57.9      46.8       23.7%
------------------------------------------------- --------- ----------

------------------------------------------------- --------- ----------
Mobile Telephony,
 Contract customers                      310,590   201,515       54.1%
------------------------------------------------- --------- ----------
Mobile Telephony,
 Prepaid customers                       495,355   176,056      181.4%
------------------------------------------------- --------- ----------
Mobile Telephony,
 Total customers                         805,945   377,571      113.5%
------------------------------------------------- --------- ----------
                                        30.09.03  30.09.02
------------------------------------------------- --------- ----------
Net Financial Debt                         125.5      70.6       77.8%
------------------------------------------------- --------- ----------


CosmoFon

 Cosmofon, a company owned by OTE and managed by Cosmote, on June
11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:

                               COSMOFON
                       STATEMENTS OF OPERATIONS
    Nine months ended September 30, 2003 in accordance with US GAAP
                           (In EUR Millions)
                               Unaudited

Description                  9M 03
-----------------------------------
Operating Revenues             3.3
-----------------------------------
EBITDA                        -5.5
-----------------------------------
EBITDA Margin               -168.0%
-----------------------------------
EBIT                          -7.1
-----------------------------------
Net Income/(Loss)             -7.5
-----------------------------------
Net Income/(Loss)
 Margin                     -227.4%
-----------------------------------
Increase/(Decrease)
 in Gross PP&E                37.5
-----------------------------------

-----------------------------------
Mobile Telephony,
 Contract customers          2,687
-----------------------------------
Mobile Telephony,
 Prepaid customers          48,577
-----------------------------------
Mobile Telephony,
 Total customers            51,264
-----------------------------------
                          30.09.03
-----------------------------------
Net Financial Debt            20.5
-----------------------------------


EXHIBIT VII -OPERATIONAL HIGHLIGHTS

       Operational Highlights for the quarters
          ended September 30, 2003 and 2002
-----------------------------------------------------
OTE                    Q3 03      Q3 02     % Change
PSTN lines           5,240,336  5,480,989       -4.4%
ISDN, 64kb equiv.
 lines               1,038,556    795,636       30.5%

Cosmote
Pre-paid sub.        2,459,705  1,833,723       34.1%
Contract sub.        1,591,845  1,535,046        3.7%

OTE net
Dial up clients        187,350    174,500        7.4%
Hosted Websites          3,018      2,100       43.7%
OTEnet
corporate clients        2,325      1,220       90.6%

Employees:
-OTE                    17,099     17,354       -1.5%
-of which: at other
 subsidiaries              531        615      -13.7%
-Subsidiaries
 (Greece)                  956        720       32.8%
-Cosmote                 1,843      1,596       15.5%
-RomTelecom             26,218     32,769      -20.0%
-----------------------------------------------------

    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations Officer
             +30 210 611 1574
             dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

Date: 26 November 2003             By: /s/ Iordanis Aivazis
                                      ------------------------------------------
                                   Name: Iordanis Aivazis
                                   Title: Chief Financial Officer